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                              June 8, 2021

       Kevin S. Boone
       Chief Financial Officer
       CSX Corporation
       500 Water Street
       15th Floor
       Jacksonville, FL 32202

                                                        Re: CSX Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed February 10,
2021
                                                            File No. 001-08022

       Dear Mr. Boone:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 25

   1. We note that you have provided a discussion and analysis that is focused on 2020, along with tabulations
illustrating the changes in relation to 2019, although you have referred readers to your prior
annual report for the discussion and analysis of your 2019 results of operations, which was
structured and presented using a similar approach, and have not provided or referenced
the discussion and analysis of your 2018 results of operations.

                                                        Item 303(b) of
Regulation S-K requires, where your financial statements reflect material changes from
period-to-period in one or more line items, or material changes within a line item that offset one
another, disclosure of the underlying reasons for the material changes in quantitative and
qualitative terms. Instruction 1 to paragraph (b) allows you to omit the
 Kevin S. Boone
CSX Corporation
June 8, 2021
Page 2
         discussion and analysis for the earliest of the three years under certain conditions.

         Tell us why you believe this accommodation would extend to the discussion and analysis that you provided for 2019, covering the business developments that impacted your results of operations for that year, as presented in your prior annual report, if this is your view.

         As you have similarly omitted the discussion and analysis pertaining to 2018 from your
         2019 annual report, also explain why you have not referenced your 2018 annual report for the corresponding discussion and analysis omitted from your 2020 annual report.
Financial Statements
Note 1 - Nature of Operations and Significant Accounting Policies, page 54

2. We note your disclosure indicating you have entered into a definitive agreement to acquire
         Pan Am Railways, Inc., having an approximate 1,200-mile rail network and partial interest in the 600-mile Pan Am Southern system. However, in your subsequent interim report, you indicate the agreement is to acquire Pan Am Systems, Inc.

         We understand that this transaction is subject to regulatory review and approval by the
         Surface Transportation Board, and that you have been asked to file your application following the guidelines for significant transactions.

         Please expand your disclosure to clarify which entity you have agreed to acquire and to include the salient terms of the agreement, such as the amount and form of consideration and any material conditions. Please further describe the operations, assets and facilities of the entity that you have arranged to acquire.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 if you have any questions.



FirstName LastNameKevin S. Boone                                Sincerely,
Comapany NameCSX Corporation
                                                                Division of
Corporation Finance
June 8, 2021 Page 2                                             Office of
Energy & Transportation
FirstName LastName